The AES Corporation 4300 Wilson Boulevard Arlington, VA 22203 1 703 522 1315 www.aes.com

August 4, 2020

Robert Babula
   Staff Accountant
Sondra Snyder

   Staff Accountant

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Commission File No. 001-12291

Dear Mr. Babula and Ms. Synder:

We have received your comment letter dated July 21, 2020 regarding the Form 10-K of The AES Corporation (the “Company” or “AES”) filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2020, and the Current Report on Form 8-K (the “Form 8-K”) of the Company filed with the Commission on May 7, 2020. Our responses to your comments follow:

Item 2.02 Form 8-K filed May 7, 2020

Exhibit 99.1

Non-GAAP Financial Measures

Reconciliation of Parent Free Cash Flow

Comment 1

1. Please refer to your non-GAAP measure Parent Free Cash Flow (“PFCF”) and address the following:

• You disclose the Parent Company’s or management’s use of PFCF, but do not specifically identify how this measure is useful to investors. Please revise your disclosure to specifically identify how this measure is useful to your investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

• Tell us and disclose in further detail management’s use of PFCF. In doing so, clarify for us and revise your disclosure to expand upon the “other uses” that you mention in footnote 1. Refer to Item 10(e)(1)(i)(D) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and proposes to include the following disclosure regarding Management’s use of PFCF in future materials:

“Parent Free Cash Flow (a non-GAAP financial measure) should not be construed as an alternative to Net Cash Provided by Operating Activities, which is determined in accordance with US GAAP. Parent Free Cash Flow is the primary, recurring source of cash that is available for use by the Parent Company. Parent Free Cash Flow is equal to Subsidiary Distributions less cash used for interest costs, development, general and administrative activities, and tax payments by the Parent Company. Management uses Parent Free Cash Flow to determine the cash available to pay dividends, repay recourse debt, make equity investments, fund share buybacks, pay Parent Company hedging costs and make foreign exchange settlements. We believe that Parent Free Cash Flow is useful to investors because it better reflects the Parent Company’s cash available to make growth investments, pay shareholder dividends, and make principal payments on recourse debt. Factors in this determination include availability of subsidiary distributions to the Parent Company and the Company’s investment plan.”

Other Uses: The use of PFCF for “other uses” represents approximately 1%-4% of PFCF for 2017 – 2019. These “other uses” consist of Parent Company hedging costs, foreign exchange settlements, interest paid on temporary intercompany borrowings, and other fees. We propose to replace the reference to “other uses” with “pay Parent Company hedging costs and make foreign exchange settlements” and to omit further reference to other uses.

Comment 2

2. You disclose that, “The reconciliation of the difference between the subsidiary distributions and net cash provided by operating activities consists of cash generated from operating activities that is retained at the subsidiaries for a variety of reasons which are both discretionary and non-discretionary in nature.”

• Explain your basis for inclusion of non-discretionary cash retained at the subsidiary level in your reconciliation.

• Disclose the nature and amount of cash retained at the subsidiary level which is discretionary and non-discretionary in nature. Additionally, discuss and quantify the specific changes in the discretionary and non-discretionary cash retained at the subsidiary level.

Response

PFCF comprises cash distributed to the Parent Company or its Qualified Holding Companies (“QHCs”). No cash, discretionary or non-discretionary, retained at the non-QHC subsidiary level, is included as part of PFCF. The disclosure regarding non-discretionary cash is made in reference to consolidated operating cash flows, which, by definition, includes the cash flows from operating activities at all of our consolidated subsidiaries. Operating cash flows at our subsidiaries may or may not be readily available for distribution to the Parent Company at a given point in time, which this disclosure is intended to highlight. While management does have some discretion over whether a subsidiary’s cash flows are distributed to the Parent Company or retained at the subsidiary for future investment, PFCF only includes cash that is actually distributed to and received by the Parent Company or its QHCs within the reporting period. In order to further clarify, we propose to include “consolidated” in this disclosure when referring to “net cash provided by operating activities,” in order to distinguish from the reconciliation to Schedule 1 operating cash flows, which only includes the operating cash flows of the Parent Company.

Comment 3

3. We note you provided guidance for fiscal 2020 PFCF of $725 to $775 million. You assert you are unable to provide a reconciliation for this non-GAAP measure to the GAAP measure net cash provided by operating activities at the Parent Company from Schedule I without unreasonable effort. Tell us why you are not able to provide a reconciliation to net cash provided by operating activities at the Parent Company in light of the disclosures made on page 35 of your March 31, 2020 Form 10-Q filing which states, “We derive approximately 85% of our total revenues from our regulated utilities and long-term sales and supply contracts or PPAs at our generation businesses, which contributes to a relatively stable revenue and cost structure at most of our businesses.”

Response

3. We note your comment and affirm that we are unable to provide a forward-looking reconciliation for PFCF to the GAAP measure, net cash provided by operating activities at the Parent Company from Schedule 1, without unreasonable effort due to the reasons set forth below. While management’s projections of the cash expected to be generated from the operations of our subsidiaries is based, in large part, on the revenues and costs associated with our regulated utilities and long-term sales and supply contracts or PPAs at our generation businesses, these distributions may be classified under US GAAP as cash from investing activities or financing activities at the Parent Company Schedule 1, due to the holding company structure and the mechanics of how these subsidiary distributions will be made: payments on intercompany loans, dividend payments, liquidation proceeds from the disposal of the equity or assets of the subsidiary, etc.. We are not able to anticipate with a reasonable degree of accuracy the classification of relevant future cash flows under US GAAP on Schedule 1 and their relationship to PFCF, as the characterization of certain subsidiary distributions and overhead expenses funded by the Parent Company is generally not known or knowable until the transaction occurs.

Further, in contrast to the forecasting of PFCF, we do not forecast the components of Schedule 1, which include revenues, costs, or cash flows, as presented on a US GAAP basis. Schedule 1 is only prepared annually for the purposes of our Form 10-K. As illustrated in the reconciliation, certain cash flows included in the determination of PFCF are classified as investing activities in Schedule 1 under US GAAP. Examples of differences that give rise to these reconciling items include liquidation proceeds from sales of businesses that are sourced from the business’s accumulated earnings, dividends from subsidiaries classified as return of capital for US GAAP purposes, and repayments of intercompany loan agreements. These differences (reconciling items) arise due to the amount of available retained earnings at the subsidiary at any given reporting period, or the existence of any intercompany loan agreements that may require a subsidiary distribution or funding of overhead from the Parent Company to be classified as an investing or financing activity under US GAAP. As such, these reconciling items are not able to be forecasted to a degree of reasonable accuracy without unreasonable cost or effort; and accordingly, we do not believe that any such forecasted reconciliation would be meaningful to our current or prospective investors.

* * *

Please contact Sherry Kohan, Vice President and Controller (703-682-6389) or Jennifer Gillcrist, Associate General Counsel – Securities & Governance (703-682-6397) if you have any questions with respect to the foregoing or if we may otherwise be of assistance.

Very truly yours,

/s/ Gustavo Pimenta

Gustavo Pimenta

Executive Vice President and Chief Financial Officer
The AES Corporation

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